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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2004

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION
(Translation of registrant's name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

SIERRA WIRELESS, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

SIERRA WIRELESS, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

We are committed to conducting business in accordance with the highest standards of business conduct and ethics. Failing to do so puts our name, reputation for integrity and business at risk. This Code of Business Conduct and Ethics is a guide to certain business practices and principles of behaviour that support this commitment. We expect every director, officer, employee, and contractor to read and understand the Code and its application to the performance of his or her business responsibilities. References in this Code to employees are intended to cover officers and contractors and, as applicable, directors of Sierra Wireless, Inc. and each affiliate and subsidiary of Sierra Wireless, Inc.

The Code cannot possibly describe every practice or principle related to honest and ethical conduct. The Code addresses conduct that is particularly important to proper dealings with the people and entities with whom we interact, but reflects only a part of our commitment. The following additional policies and agreements supplement or amplify the Code in certain areas and should be read in conjunction with the Code:

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  Insider Trading Policy

  •
  Employee Policy and Procedure Manual

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  Disclosure Policy

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  Conflict of Interest agreement, executed by each employee as a requirement of employment

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  Confidentiality agreement, executed by each employee as a requirement of employment

It is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions where there is no stated guideline in the Code. Unyielding personal integrity is the foundation of corporate integrity.

Business Practice

Doing What is Fair and Honest

Honesty, fairness and integrity, without compromise, are part of our corporate values and form the foundation for our long-term success. It is everyone's responsibility to maintain the highest standards of honesty, integrity and fairness when conducting Sierra Wireless business. We strive to outperform our competition fairly and honestly. Advantages over our competitors are to be obtained through superior performance of our products and services, not through unethical or illegal business practices.

Complying With the Law

We must all comply with the letter and the spirit of the laws, rules and regulatory requirements applicable to our business. While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. Our employees are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including compliance with antitrust and unfair competition laws and laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. If you have a question as to whether an activity is restricted or prohibited, seek assistance before taking any action.

Treating All People Equally and With Respect

We will treat all people equally and with respect regardless of race, religion, colour, ancestry, place of origin, marital status, family status, physical or mental disability, sex, sexual orientation, age and political belief.

Obligations to Sierra Wireless

Our primary duty in our work is to protect and promote the best interests of Sierra Wireless. When acting on behalf of Sierra Wireless, we must act only in its best interests and only within the limits of the authority given to us. Relationships of any nature with prospective or existing suppliers, contractors, customers, competitors or regulators must not affect our independent and sound judgment on behalf of Sierra Wireless.

Avoiding Conflicts of Interest

We must distinguish between personal interests and those of Sierra Wireless to avoid conflict between the two. At all times, we should avoid situations where our personal interests or those of our family, business associates, or friends could be, or could be perceived to be, in conflict with the interests of Sierra Wireless.

Use of Position

We should not take advantage of our position to obtain or provide inappropriate benefits for ourselves, family members, business associates or friends. Benefits will be deemed to be inappropriate if it could be perceived that they are obtained or provided through favouritism or conflict of interest.

Offering or Accepting Gifts and Benefits

Offering or accepting gifts or benefits from customers, suppliers and others may present a conflict of interest and this is never acceptable. Some gifts or benefits of token or small value are acceptable, others are not. Employees should consider the circumstances, timing and nature of the gift when deciding whether it is appropriate. When in doubt, seek the opinion of your supervisor. Generally, it is inappropriate to offer or accept gifts or benefits other than:

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  the normal exchange of hospitality between persons doing business together,

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  token gifts exchanged as part of protocol, or

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  the normal presentation of gifts to persons participating in public or Sierra Wireless functions

Relationships With Others

We should not place ourselves in situations where we are, or appear to be, under the obligation or influence of anyone who is or may be doing business with Sierra Wireless including our customers, suppliers, contractors or competitors.

Business Relationship With Sierra Wireless

We should not, directly or indirectly, provide products or services to Sierra Wireless or enter into any business contract with Sierra Wireless, outside of our regular employment. Some exceptions may be acceptable, but must first be documented as to the full extent of our interest and must receive prior written approval by an executive officer of Sierra Wireless.

Other Employment and Business

Employees who also are self-employed, work for another employer, or are involved in other businesses must ensure these activities do not interfere with job duties or conflict with the interests of Sierra Wireless.

Corporate Opportunities

Employees may not take personal advantage of opportunities that are presented or discovered as a result of the Employee's position with Sierra Wireless or through use of corporate property or information. Opportunities that are developed privately by employees may be in conflict if they are related to our existing or proposed lines of business.

Respecting Corporate Property

Use of Corporate Property

The property of Sierra Wireless, including our premises, equipment, materials, software and data, is not an employee's personal property. It is only to be used for legitimate Sierra Wireless purposes. We should exercise all reasonable care to protect Sierra Wireless property against loss or damage. We should not use or allow others to use Sierra Wireless property for personal benefit. Employees should be mindful of the fact that Sierra Wireless retains the right to access, review, monitor and disclose any information transmitted, received or stored using our electronic equipment, with or without an employee's or third party's knowledge, consent or approval.

Property Rights of Others

We must protect and honour the ownership rights of others in their products, software and information, keeping such information confidential and using such products, software and information only for authorized purposes.

Misuse of Computer Equipment

You may not, while acting on behalf of Sierra Wireless or while using our computing or communications equipment or facilities either:

  •
  access the internal computer system (also known as "hacking") or other resource of another entity without express written authorization from the entity responsible for operating that resource; or

  •
  commit any unlawful or illegal act, including harassment, liable fraud, sending of unsolicited bulk e-mail (also known as "SPAM") in violation of applicable law, trafficking and contraband of any kind, or espionage.

All data residing on or transmitted through our computing and communications facilities, including e-mail and word processing documents, is the property of Sierra Wireless and subject to inspection, retention and review by Sierra Wireless in accordance with applicable law.

Community Involvement

Employees are encouraged to be involved in the community, as long as the activities do not conflict with the best interests of Sierra Wireless and as long as job responsibilities receive our full business attention and commitment.

Political Contributions

Employees are free to support charity and political organizations and causes of their choice so long as they make it clear that their views and actions are not those of Sierra Wireless. No employee, officer or director may make any political contribution for Sierra Wireless or use the name, funds, property, equipment or services of Sierra Wireless for the support of political parties, initiatives, committees or candidates, without the prior approval of the Chief Executive Officer.

Media/Public Discussions

It is our policy to disclose material information concerning Sierra Wireless to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in Sierra Wireless will have equal access to material information. All inquiries or calls from the financial media, financial analysts and shareholders should be referred to the Chief Financial Officer or Chief Executive Officer.

Financial Professionals

We require honest and accurate recording and reporting of financial information in order to make responsible business decisions. All financial books, records and accounts must accurately reflect all transactions and events and conform to generally accepted accounting principles and to Sierra Wireless' system of internal controls. No false or artificial entries may be made.

All financial professionals serving in finance, accounting, treasury, tax or investor relations roles will produce full, fair, accurate, timely and understandable disclosure in reports and documents that Sierra Wireless or its subsidiaries files with, or submits to, the Securities and Exchange Commission and other regulators and in public communications made by Sierra Wireless of all information relating to Sierra Wireless, its financial condition and results of operation. Financial professionals are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead the independent public auditors for Sierra Wireless for the purpose of rendering the financial statements of Sierra Wireless or its subsidiaries misleading in any way.

Reporting

Taking action to prevent problems is part of the Sierra Wireless culture. We require our employees, officers and directors to talk to supervisors, managers or other appropriate personnel to report and discuss known or suspected unethical or illegal conduct involving Sierra Wireless or its employees. Retaliation against any employee who honestly reports a concern to Sierra Wireless about unethical or illegal conduct will not be tolerated.

Violations

Violations of the Code will not be tolerated. Any employee who violates the standards in the Code may be subject to disciplinary action, up to and including termination of employment, and, in appropriate cases, civil legal action or referral for criminal prosecution.

Waivers

Any waiver of this Code for employees other than executive officers may be made only by the Chief Executive Officer and the Chief Financial Officer, acting together, and any waiver for executive officers or directors may only be made by the board of directors or a duly constituted committee of the board of directors of Sierra Wireless. Any waivers will be promptly disclosed as required by law or any applicable regulatory authority.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.
By:	/s/ DAVID G. MCLENNAN David G. McLennan Chief Financial Officer and Secretary

Date: May 14, 2004

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SIERRA WIRELESS, INC. CODE OF BUSINESS CONDUCT AND ETHICS
SIGNATURES